SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                 INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(D) OR THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

                                HealthWatch, Inc.
                 (Exact Name of Issuer as Specified in Charter)

                     2445 Cades Way, Vista, California 92083
                    (Address of Principal Executive Offices)

                                 (619) 598-4333
                (Issuer's Telephone Number, Including Area Code)

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

         1.  Title of security     COMMON STOCK    $.01 PAR VALUE

         2.  Number of shares outstanding before the change     7,782,779 SHS.
                                                                (AS OF 9/30/95)

         3.  Number of shares outstanding after the change      9,010,153 SHS.

         4.  Effective date of change      OCTOBER 6, 1995-FEBRUARY 16, 1996

         5.  Method of change:             ISSUANCE OF STOCK IN CONNECTION WITH
                                           PAYMENT FOR SERVICES AND ACCOUNTS
                                           PAYABLE AND UPON EXERCISE OF STOCK
                                           PURCHASE WARRANTS.

         Give brief description of transaction: During the period from October 6, 1995 through February 16, 1996, the Company issued an aggregate of 1,227,374 shares of its common stock pursuant to the exercise of outstanding stock purchase warrants (702,000 shares at $.30 per share and 360,000 shares at $.25 per share), payment of trade accounts payable (152,674 shares) and payment of consulting services and employee bonuses (12,700 shares).

                           I. CHANGE IN NAME OF ISSUER
                                (Not applicable)

Date  February 22, 1996                          /s/ Annette D. Agner
                                                     Annette D. Agner
                                                     Chief Financial Officer

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